Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

June 23, 2023

Ms. Charli Gibbs-Tabler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc.
Post-Qualification Amendment No. 4 to the Offering Statement on Form 1-A
Filed April 17, 2023
File No. 024-11954

Dear Ms. Gibbs-Tabler:

The undersigned, on behalf of Robot Cache US Inc. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated May 2, 2023, relating to the Company’s fourth post-qualification amendment to the offering statement on Form 1-A filed on April 17, 2023. On behalf of the Company, we are concurrently filing a fifth post-qualification amendment (“Amendment No. 5”) to the offering statement. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 5.

To facilitate your review, the undersigned, on the Company’s behalf, has reproduced below the Staff’s comments in bold italics, followed by the Company’s responses.

Mining — Earning IRON, page 24

1.	We note in your response to prior comment 2 that the NiceHash platform is limited to “proof of work” mining. Please revise your disclosure to remove Ethereum, as it now uses a “proof of stake” model.

The Company has revised the second paragraph of “Mining – Earning IRON” to remove previous references to Ethereum as a blockchain on which Users might validate transactions. The disclosure has been revised to read: “All validation activities occur through the mining marketplace NiceHash, on whose platform mining is limited to ‘proof of work.’ Before Ethereum’s transition from a ‘proof of work’ to a ‘proof of stake’ model in September 2022, most Users who engaged in transaction validation activity did so on the Ethereum (ETH) blockchain. As of the date of this Offering Circular, the only proof of work blockchains potentially available to Users on NiceHash’s platform are Ethereum Classic (ETC), Monero Research Lab, and Ravencoin. The Robot Cache Platform does no more than direct Users to the NiceHash marketplace, and NiceHash’s technology then connects Users to the most profitable blockchain for mining, depending on their computer hardware.”

June 23, 2023

Business Overview

China, page 27

2.	You state that your exclusive partner, Zero and Ones located in China, will be seeking blockchain-based Web3 games on the Robot Cache Platform and that you will be adding forms of digital currency and payment solutions. Please disclose the material terms of the agreement and the forms of digital currency that will be accepted on the Robot Cache platform. Please also clarify whether as part of the new payment forms you will receive crypto assets and, if so, how you intend to transact with those crypto assets (i.e., hold them, liquidate them, use them, etc.). Refer to Item 7(a)(2) of Form 1-A.

After the Company and LedgerZ Holdings (“Ledger Z”) entered into a Partnership Agreement (filed as Exhibits 6.13), LedgerZ assigned the agreement to Zero and Ones Network Technology Co., Ltd, LedgerZ’s Chinese affiliate. The Company has revised the disclosure in the second paragraph of the “China” subsection to include the material terms of the Partnership Agreement.

The Company has also revised the third paragraph of the “China” subsection (i) to remove the previous disclosure regarding adding digital currency forms to accommodate the Chinese market, (ii) to state that the Company has no plans to incorporate digital currency as a payment option on the Robot Cache Platform, (iii) to clarify that IRON is currently the Robot Cache Platform’s only in-game digital currency, and (iv) to reiterate that, as stated elsewhere in the Offering Circular, IRON is not a cryptocurrency, an ERC20 token, or other utility or security token.

June 23, 2023

Should subsequent events following the date of this Response materially change the Company’s statements herein, the Company will promptly notify the Staff and further amend the Form 1-A accordingly.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	Lee Jacobson (via email)